Exhibit 99.4
STEPS TO RECEIVE YOUR ENTITLEMENT

To receive your entitlement, you must complete the following steps:
☐
Fill out the Shareholder Registration Table on page 3. The registration and address must match Odyssey’s records.

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If your address of record needs to be updated, fill out Box “A” on page 6.

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If the entitlement is to be mailed to an address other than the address of record or the address indicated in Box “A”, fill out Box “B” on page 6.

☐
Fill out Box “C” on page 6.

•
If the securities are owned jointly, all owners must sign this Letter of Transmittal.

•
If the Letter of Transmittal is being signed by anyone other than the current registered holder, supporting documentation demonstrating signing authority must be provided (Refer to #5 in FAQ).

☐
If you want your entitlement issued and mailed to the name and address of record, leave Boxes “A”, “B”, and “D” blank.

☐
If the entitlement is to be issued to any person or entity other than the current registered holder, fill out Box “D” on page 5. The Medallion or Signature Guarantee section (Box “E”) must also be filled out and stamped by an Eligible Institution (Refer to #3 and #4 in FAQ).

☐
If the entitlement is to be held at one of Odyssey’s offices for pick up, fill out Box “G”.

☐
If applicable, include your original share certificate(s). If your share certificate(s) has been lost, stolen, or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded, together with a letter describing the loss. Odyssey will respond with replacement requirements (which may include an Affidavit of Loss and Indemnity Bond).

Once required steps are complete, please send original documents, to Odyssey Trust Company, the depositary, at the following address by mail, hand, or courier:
Trader’s Bank Building
1100 — 67 Yonge Street
Toronto ON M5E 1J8
Attention: Corporate Actions
FREQUENTLY ASKED QUESTIONS (FAQ)
1.	What is a Registered Shareholder? A registered shareholder is a person or entity who directly owns shares in VersaBank. The registered shareholder will have their name and address filed on VersaBank’s registry.
2.	How do I confirm the number of shares I have? Holders may contact Odyssey by visiting our website: www.odysseytrust.com/ca-en/help or by phone by at 1-888-290-1175 (Toll-Free).
3.	What is a Medallion Guarantee? It is a special certification stamp that guarantees a signature and authorizes a transfer of securities from one registered holder to another. If your financial institution does not offer Medallion Guarantees, you can request a virtual Medallion by making an appointment through Odyssey by visiting: www.odysseytrust.com/ca-en/help.
4.	What is an Eligible Institution? It is a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP), or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Participants of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Canadian Investment Regulatory Organization, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States. Alternatively, a Signature Guarantee from Royal Bank of Canada or TD Bank, is acceptable.
5.	What is Signing Authority? Where someone executes the Letter of Transmittal other than the registered shareholder or where the shares are registered to an entity, it must be accompanied by satisfactory evidence of the representative’s authority to sign on behalf of the registered holder or entity. Examples of these documents include Corporate Resolutions, Partnership/Trustee Agreements, proofs of guardianship, Powers of Attorney, Estate Documentation, etc. Note: Documents demonstrating authority must be dated within the last 6 months.

LETTER OF TRANSMITTAL
WITH RESPECT TO THE COMMONS SHARES OF VERSABANK
This Letter of Transmittal is for use by registered holders (the “VersaBank Shareholders”) of common shares of VersaBank (the “VersaBank Shares”) in connection with the proposed reorganization, described in the management information circular of VersaBank dated as of August 4, 2026 (the “Circular”) accompanying this Letter of Transmittal whereby, among other things, and pursuant to the terms of a reorganization agreement, the form of which is attached as Annex E to the Circular, as it may be amended, restated and/or supplemented from time to time (the “Reorganization Agreement”), VersaBank will adopt an amendment to its by-laws and effect certain transactions to exchange all of its outstanding shares on a one-for-one basis into an equivalent number of common shares of Versa Bancorp, a Delaware corporation, (the “Versa Bancorp Shares”) as a result of which Versa Bancorp will become a holding company that will succeed VersaBank as the publicly traded company in which VersaBank Shareholders hold their equity interests (the “Reorganization”).
Under the proposed terms of the Reorganization, each VersaBank Shareholder will be entitled to receive one Versa Bancorp Share in exchange for each VersaBank Share held (the “Entitlement”).
The terms and conditions of the Reorganization Agreement are incorporated by reference in this Letter of Transmittal and capitalized terms used but not defined in this Letter of Transmittal have the meaning set out in the Reorganization Agreement. You are encouraged to carefully review the Circular in its entirety. Any reference herein to the Reorganization Agreement includes any amendment or modification thereof.
ODYSSEY TRUST COMPANY (THE “DEPOSITARY”)
(SEE BELOW FOR ADDRESS AND TELEPHONE NUMBER)
OR YOUR BROKER OR OTHER FINANCIAL ADVISOR WILL BE ABLE
TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL
Beneficial shareholders whose VersaBank Shares are registered in the name of an intermediary (i.e., a bank, trust company, securities broker, trustee, or other) should contact that intermediary for instructions and assistance in depositing their VersaBank Shares.
To receive the Entitlement, VersaBank Shareholders are required to deposit the original certificates, if applicable, representing the VersaBank Shares held by them, along with this properly completed and duly signed Letter of Transmittal to Odyssey Trust Company (the “Depositary”). The Entitlement, less any amounts withheld if applicable, payable to a VersaBank Shareholder who has complied with the procedures set out herein will be, as soon as practicable after the Effective Date and after the receipt of all required documents: (i) E-mailed a DRS to the VersaBank Shareholder at the e-mail address specified in this Letter of Transmittal (ii) forwarded a DRS or certificate to the VersaBank Shareholder at the address specified in this Letter of Transmittal by first-class mail, postage prepaid; (iii) if no address has been specified in this Letter of Transmittal, forwarded to the address of the VersaBank Shareholder on the register of the VersaBank Shares or; (iv) made available at the office of the Depositary for pickup by the VersaBank Shareholder.
Please note that the delivery of this Letter of Transmittal, together with your VersaBank share certificate(s), as applicable, does not constitute a vote in favor of the Reorganization. To exercise your right to vote at the VersaBank Meeting, you must attend the VersaBank Meeting in person or by proxy.
VersaBank Shareholders are not entitled to receive fractional Versa Bancorp Shares in connection with the Reorganization, and no cash payment or other form of consideration will be payable in lieu thereof. In lieu of any fractional Versa Bancorp Shares, the number of Versa Bancorp Shares to be issued to each VersaBank Shareholder will be rounded down to the nearest whole number of Versa Bancorp Shares.

THE ENTITLEMENT TO WHICH VERSABANK SHAREHOLDERS HAVE THE RIGHT TO RECEIVE IN ACCORDANCE WITH THE REORGANIZATION SHALL BE RELEASED BY THE DEPOSITARY, UPON VALID RECEIPT OF A LETTER OF TRANSMITTAL TOGETHER WITH ORIGINAL CERTIFICATE(S), IF APPLICABLE, REPRESENTING THE DEPOSITED SHARES. IT IS IMPORTANT THAT YOU CAREFULLY READ THE INSTRUCTIONS SET OUT BELOW, PROPERLY COMPLETE, DULY EXECUTE, AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.
YOU ARE STRONGLY URGED TO READ THE ACCOMPANYING CIRCULAR, INCLUDING THE APPENDICES ATTACHED THERETO, BEFORE COMPLETING THIS LETTER OF TRANSMITTAL.
COMPLETION OF THE REORGANIZATION IS SUBJECT TO THE SATISCATION OF CERTAIN CONDITIONS. NO PAYMENT OF ANY ENTITLEMENT WILL BE MADE PRIOR TO THE EFFECTIVE TIME.
DEPOSIT OF VERSABANK COMMON SHARES
TO:
VERSABANK

AND TO:
VERSA BANCORP

AND TO:
ODYSSEY TRUST COMPANY, AS DEPOSITARY

The undersigned hereby delivers to the Depositary the enclosed certificate(s), if applicable, representing VersaBank Shares to be exchanged for the Entitlement pursuant to and in accordance with the Reorganization, as described in detail in the Circular.
SHAREHOLDER REGISTRATION TABLE
DRS Holder Account Number(s) or Certificate Number(s)	Name(s) and Address of Registered Holder(s)	Number of VersaBank Shares Represented by DRS Statement(s) or Certificate(s)*

TOTAL NUMBER OF VERSABANK SHARES DEPOSITED:
Please clearly print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above format.

*
The total of the number of VersaBank Shares listed in the table above must equal the total number of VersaBank Shares registered to the holder on the register of VersaBank.

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Check this box if all or some certificates have been lost, stolen, or destroyed. Please review instruction 1.(b) for additional information.

Any certificate(s) described above are enclosed and the VersaBank Shareholder irrevocably deposits the above-mentioned VersaBank Shares (the “Deposited Shares”) in exchange for the Entitlement to which such holder is entitled pursuant to the Reorganization on a one-for-one basis into an equivalent number of shares of Versa Bancorp. The VersaBank Shareholder transmits the securities described above representing the Deposited Shares to be dealt with in accordance with this Letter of Transmittal.
VersaBank Shareholders who do not deliver their certificates representing VersaBank Shares and all other documents required by the Depositary on or before the fifth anniversary of the Effective Date shall lose their right to receive the Entitlement or other compensation.

The undersigned acknowledges that if the Reorganization does not proceed, any enclosed certificate(s) representing the Deposited Shares will be: (i) converted into a DRS and returned forthwith to the undersigned in accordance with the delivery instructions in this Letter of Transmittal, or failing such address being specified, to the undersigned at the address as it appears on the register of VersaBank Shares; or (ii) if the undersigned has chosen “Hold for Pick-Up” in this Letter of Transmittal, held for pick-up at the office of the Depositary.
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If the undersigned does not wish to have their certificate converted into a DRS in this event, this box must be ticked.

REPRESENTATIONS AND WARRANTIES
The undersigned registered holder(s) of the Deposited Shares represents and warrants to VersaBank and Versa Bancorp and the Depositary that:
1.
they acknowledge receipt of the Circular;

2.
they are the legal owner of the Deposited Shares and has good title to the rights represented by the above mentioned securities free and clear of all liens, charges, encumbrances, claims, adverse interests, security interests and equities, together with all rights and benefits, and has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the securities representing the Deposited Shares;

3.
the Deposited Shares have not been sold, assigned, or transferred, nor has any agreement been entered into to sell, assign, or transfer any such Deposited Shares to any other person;

4.
the surrender of the undersigned’s Deposited Shares complies with applicable laws, and if the undersigned is a corporation, complies with its constating documents, and that the information provided herein is true, accurate and complete as of the date hereof;

5.
the jurisdiction of residence of the undersigned is as specified in this Letter of Transmittal;

6.
acknowledges that the covenants, representations, and warranties of the undersigned contained herein shall survive the completion of the Reorganization;

7.
acknowledges that VersaBank and/or Versa Bancorp may be required to disclose personal information in respect of the undersigned and consents to disclosure of personal information in respect of the undersigned to: (i) securities or other regulatory authorities; (ii) the Depositary; and (iv) legal counsel to any of the parties to the Reorganization Agreement;

8.
acknowledges that all authority conferred, or agreed to be conferred, by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned;

9.
by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Deposited Shares will be determined by VersaBank and Versa Bancorp in their sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on VersaBank, Versa Bancorp, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice;

10.
covenants and agrees to execute, upon request, any additional documents, transfers, and other assurances as may be necessary or desirable to complete the exchange of securities representing the Deposited Shares for the Entitlement;

11.
surrenders to Versa Bancorp, effective at the Effective Date, all right, title and interest in and to the Deposited Shares and irrevocably appoints and constitutes each director and officer of Versa

Bancorp, and any other person designated by Versa Bancorp in writing, as true and lawful attorney of the undersigned, with the full power of substitution to deliver the securities representing the Deposited Shares pursuant to the Reorganization and to effect the transfer of the Deposited Shares on the books of Versa Bancorp;
12.
except for any proxy deposited with respect to the vote on the Reorganization Resolution in connection with the VersaBank Meeting, revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and agrees that no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise will be granted with respect to such Deposited Shares;

13.
represents that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, in connection with the VersaBank Meeting has been or will be granted with respect to the Deposited Shares;

14.
following completion of the Reorganization, directs and instructs the Depositary to issue or to cause to be issued a DRS or certificate representing the Entitlement for the Deposited Shares promptly after the Effective Date and unless otherwise indicated in this Letter of Transmittal under “Special Entitlement Instructions” or “Hold for Pick-Up” to the VersaBank Shareholder at the address and/or e-mail address specified herein. If no address is specified, the Depositary will forward the DRS or certificate to the address of the VersaBank Shareholder as shown on the register of VersaBank Shares;

15.
acknowledges that the undersigned will not receive payment in respect of the Deposited Shares until all required documents, including any certificate(s), are received by the Depositary at the address set forth below, together with such additional documents as the Depositary may require, and until the same are processed for payment by the Depositary. It is further acknowledged that no interest will accrue on the Entitlement payable in respect of the Deposited Shares in connection with the Reorganization. The undersigned further represents and warrants that the Entitlement in respect of Deposited Shares will completely discharge any obligations of VersaBank, Versa Bancorp, and the Depositary with respect to the matters contemplated by this Letter of Transmittal; and

16.
by reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Reorganization as entered into through this Letter of Transmittal, as well as any documents related thereto, be drawn exclusively in the English language. En utilisant la version anglaise de la présente lettre d’envoi, le soussigné est réputé avoir demandé que tout contrat attesté par la réorganisation, tel qu’il est accepté au moyen de cette lettre d’envoi, de même que tous les documents qui s’y rapportant soient rédigés exclusivement en anglais. This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

BOX A — NEW ADDRESS UPDATE
To be completed ONLY if you require an address update on Odyssey’s records.

(New Street Address & Number)

(New City and Province or State)

(New Postal/Zip Code & Country)

(Telephone — Business Hours)

BOX B — SPECIAL INSTRUCTIONS
To be completed ONLY if the entitlement is to be mailed to an address other than your address of record or the address in Box A.

(Street Address & Number)

(City and Province or State)

(Postal/Zip Code & Country)

(Telephone — Business Hours)
☐   Please issue a physical share
certificate instead of a DRS
 statement

BOX C — SIGNATURE (REQUIRED)
Dated:

(Signature of VersaBank Shareholder or Authorized Representative) *

(Signature of any joint VersaBank Shareholder)

(Name of VersaBank Shareholder(s))

(Name of Authorized Representative)

(Email Address)**

BOX D — TRANSFER INSTRUCTIONS
To be completed ONLY if the entitlement is to be issued and transferred to someone other than the registered shareholder. Box E must also be completed.

(Name)

(Street Address and Number)

(City and Province or State)

(Postal (Zip) Code and Country)

(Telephone — Business Hours)

(Email Address) **
BOX E — SIGNATURE GUARANTEE Signature guaranteed by: (Authorized Signature) (Name of Guarantor) (Telephone — Business Hours)

BOX F — U.S. VERSABANK SHAREHOLDERS
Indicate whether you are a U.S. VersaBank Shareholder (as defined below)
or are acting on behalf of a U.S. VersaBank Shareholder.
☐   The owner signing in Box C above represents that it is not a U.S. VersaBank Shareholder and is not acting on behalf of a U.S. VersaBank Shareholder;
☐   The owner signing in Box C above represents that it is a U.S. VersaBank Shareholder or is acting on behalf of a U.S. VersaBankShareholder.

A “U.S. VersaBank Shareholder” is any registered VersaBank Shareholder that is either (i) a person whose address is located within the United States or any territory or possession thereof or who provides an address to which the Versa Bancorp Shares are to be forwarded, if such address is located within the United States or any territory or possession thereof, or (ii) a “U.S. person” for United States federal income tax purposes as defined in Instruction #1 below.

If you are a U.S. VersaBank Shareholder or are acting on behalf of a U.S. VersaBank Shareholder, then in order to avoid backup withholding of U.S. federal income tax you must provide a complete IRS Form W-9 included below or otherwise provide certification that the U.S. Shareholder is exempt from backup withholding, as provided in the instructions (See Instruction #3). If you are a U.S. VersaBank Shareholder but you are not a U.S. person, then you must complete an appropriate IRS Form W-8 to avoid backup withholding. If you require an IRS Form W-8, please contact the Depositary. Such form is also available on the IRS website at www.irs.gov.

BOX G — PICK UP INSTRUCTIONS Hold for pick-up at the office of the Depositary where the VersaBank Shares were deposited: ☐ Calgary ☐ Toronto ☐ Vancouver

*
If the signature is that of a Trustee, Executor, Administrator, Guardian, Attorney-in-fact, Agent, Officer of a corporation, or any other person acting in a fiduciary or representative capacity, proof of signing authority dated within 6 months is required.

**
By providing an email address, the undersigned consents to electronic delivery by the Depositary (“E-consent”).

ADDITIONAL INSTRUCTIONS
1.
Miscellaneous

(a)
If Box D is not completed, the Entitlement will be issued in the name of the registered holder of the Deposited Shares and if neither Box A or Box B is completed nor an e-mail address provided, the DRS or certificate will be mailed to the address of the registered holder of the Deposited Shares as it appears on the register of the VersaBank Shares. Any certificate(s) mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

(b)
If a certificate representing the VersaBank Shares has been lost, stolen, or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary and/or VersaBank will respond with replacement requirements (which may include an Affidavit of Loss and Indemnity Bond).

(c)
If the Reorganization does not proceed for any reason, any certificate(s) that cannot be converted into a DRS for VersaBank Shares received by the Depositary will be returned to you forthwith in accordance with the delivery instructions given pursuant to Box A, Box B or Box D, as applicable, or failing such address being specified, to the registered holder at the address as it appears on the register of VersaBank.

(d)
Questions and requests for assistance may be directed to the Depositary and additional copies of this Letter of Transmittal may be obtained on request from the Depositary at the telephone number, e-mail, or address specified on the back page of this Letter of Transmittal. VersaBank Shareholders may also contact their broker, investment dealer, bank, trust company or other nominee for assistance.

(e)
If the VersaBank Shares are registered in different forms (e.g., “John Doe” and “J. Doe”) a separate Letter of Transmittal must be completed for each different registration.

(f)
The method used to deliver this Letter of Transmittal, any accompanying certificate(s), and all other required documents is at the option and risk of the VersaBank Shareholder. Delivery will be deemed received only when such documents are received by the Depositary. VersaBank and Versa Bancorp recommend that the necessary documentation be hand delivered to the Depositary at the address set out on the back of this Letter of Transmittal, and a receipt obtained; otherwise, the use of registered mail or courier with return receipt requested and properly insured, is recommended. Delivery to an address other than to the address specified on the back page of this Letter of Transmittal does not constitute.

(g)
No alternative, conditional, or contingent deposits of the VersaBank Shares will be accepted.

2.
Privacy Notice

(a)
At Odyssey Trust Company, we take your privacy seriously. When providing services to you, we receive non-public, personal information about you. We receive this information through transactions we perform for you or an issuer in which you hold securities, from enrolment forms and through other communications with you. We may also receive information about you by virtue of your transactions with affiliates of Odyssey Trust Company or other parties. This information may include your name, social insurance number, securities ownership information and other financial information. With respect to both current and former customers, Odyssey Trust Company does not share non-public personal information with any non-affiliated third party except as necessary to process a transaction, service your account or as permitted by law. Our affiliates and outside service providers with whom we share information are legally bound not to disclose the information in any manner, unless permitted by law or other governmental process. We strive to restrict access to your personal information to those employees who need to know the information to provide our services to you, and we maintain physical, electronic, and procedural safeguards to protect your personal information. Odyssey Trust Company realizes that you entrust us with confidential personal and financial information, and we take that trust very seriously. By providing your personal information to us and signing this form, we will assume, unless we hear from you to the contrary, that you have consented and are consenting to this use and disclosure. A complete copy of our Privacy Code may be accessed at www.odysseytrust.com, or you may request a copy in writing Attn: Chief Privacy Officer, Odyssey Trust Company at 1310 — 1140 West Pender St, Vancouver, BC, V6C 4G1.
3.
U.S. Federal Income Tax — IRS Form W-9 and IRS Form W-8 Information for U.S. VersaBank Shareholders

The following does not constitute a summary of the tax consequences of the Reorganization and U.S. VersaBank Shareholders should consult with their own tax advisors regarding the tax consequences of the Reorganization.
(a)
Each U.S. VersaBank Shareholder that is a U.S. person is required to provide the Depositary with a correct taxpayer identification number (“TIN”) on IRS Form W-9 (available from the IRS website at http://www.irs.gov), and to certify such holder is not subject to backup withholding of federal income tax. Failure to provide the information in IRS Form W-9 may subject a U.S. person to penalties imposed by the IRS and 24% federal backup withholding on any consideration subject to tax due to such holder in connection with the Reorganization. Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld and, if withholding results in an overpayment of taxes, a refund may be obtained by the holder from the IRS, provided that, in each case, the required information is timely furnished to the IRS. The Depositary cannot refund amounts withheld by reason of backup withholding. Failure to provide a correct TIN may result in additional fines. More serious penalties may be imposed for providing false information which, if willfully done, may result in imprisonment and/or civil fines and penalties. See IRS Form W-9 for additional information.

(b)
You are a “U.S. person” if you are (a) an individual citizen or resident alien of the United States as determined for U.S. federal income tax purposes; (b) a corporation (including an entity taxable as a corporation) or partnership created or organized in the United States or any state thereof or the District of Columbia; (c) an estate the income of which is subject to United States federal income tax regardless of its source; or (d) a trust if: (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

(c)
If a U.S. person has not been issued a TIN, such U.S. person should consult the instructions to IRS Form W- 9. If the VersaBank Shares are held in more than one name or are not in the name of the actual owner, U.S. persons should consult the instructions on IRS Form W-9 for information regarding which TIN to report.

(d)
Certain U.S. persons are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt U.S. VersaBank Shareholder who is a U.S. person should timely and properly complete and provide the IRS Form W-9.

(e)
If IRS Form W-9 is not applicable to a U.S. VersaBank Shareholder because such holder is not a U.S. person, but such holder provides an address that is located within the United States, such holder will instead need to submit an appropriate and properly completed IRS Form W-8, signed under penalty of perjury, to avoid U.S. federal backup withholding. An appropriate IRS Form W-8 (W-8BEN, W-8BEN-E, W-8ECI or other form) may be obtained at http://www.irs.gov.

A U.S. VERSABANK SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE AND PROVIDE IRS FORM W-9 OR THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO PENALTIES IMPOSED BY THE IRS AND BACKUP WITHHOLDING OF 24% OF THE GROSS PROCEEDS OF ANY PAYMENTS OR TRANSFERS MADE TO SUCH HOLDER PURSUANT TO THE REORGANIZATION. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED

BY THE AMOUNT OF TAX WITHHELD AND, IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED, IN EACH CASE, BY TIMELY FILING THE REQUIRED INFORMATION WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.
EACH U.S. VERSABANK SHAREHOLDER IS URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR TO DETERMINE WHETHER SUCH HOLDER IS REQUIRED TO FURNISH AN IRS FORM W-9 OR THE APPROPRIATE IRS FORM W-8 OR IS EXEMPT FROM BACKUP WITHHOLDING AND INFORMATION REPORTING.
The Depositary is: Odyssey Trust Company
Deliver by Registered Mail, Mail, Hand, or Courier to:
Trader’s Bank Building 1100 — 67 Yonge Street Toronto ON M5E 1J8 Attention: Corporate Actions
Inquiries: Telephone: (587) 885-0960 E-Mail: corp.actions@odysseytrust.com
Any questions and requests for assistance may be directed to the Depositary at the telephone number or e-mail set out above.